1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

MINUTES
OF
2008 ANNUAL GENERAL SHAREHOLDERS’ MEETING
OF
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
(Translation)
Time and Date of Meeting: 9:30 a.m., June 13, 2008
Place of Meeting: TSMC Fab 12 (No. 8, Li-Hsin Road 6, Hsinchu Science Park, Hsin-Chu, Taiwan, R.O.C.)
Total outstanding shares of TSMC (excluding the shares without voting right as stipulated in Article 179 of the Company Law): 25,595,854,801 shares
Total shares represented by shareholders present: 22,584,787,896 shares
Percentage of shares held by shareholders present: 88.23%
Chairman: Dr. Morris Chang, the Chairman of the Board of Directors
Recorder: Sylvia Fang
The aggregate shareholding of the shareholders present constituted a quorum. The Chairman called the meeting to order.
A.	Chairman’s Address

B.	Report Items
I.	Reported the business of 2007. (see Attachment I)

II.	Audit Committee’s Report. (see Attachment II)

III.	Reported the implementation of common share buyback.
Explanatory Notes: TSMC completed a share repurchase program in 2007:
(1)	Date of resolution of the Board of Directors: November 13, 2007

(2)	Purpose of the buyback: For the shareholders’ interest

(3)	Method of buyback: Buying back shares on Taiwan Stock Exchange

(4)	Buyback period: From November 14, 2007 to December 31, 2007

(5)	Number of shares bought back: 800,000,000 shares

(6)	Number of shares bought back as a percentage of TSMC’s total outstanding shares: 3.03%

(7)	Total value of shares bought back: NT$48,466,957,100

(8)	The average buyback price per share: NT$60.58

(9)	Number of shares cancelled: 800,000,000 shares

Supplementary Report:
TSMC’s Board of Directors approved a resolution at its meeting of May 13, 2008 to further buy back its common shares with a maximum of 500,000,000 shares on Taiwan Stock Exchange, during the buyback period from May 14 to July 13, 2008. The subject buyback is still in process.
IV.	Reported TSMC’s “Rules and Procedures of Board of Directors Meetings”. (see Attachment III)
C.	Resolutions
I.	The 2007 Business Report and Financial Statements were submitted at the meeting for acceptance. (Proposed by the Board of Directors)

	Explanatory Notes:	1.	TSMC’s 2007 Financial Statements, including Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, and Cash Flow Statement were audited by independent auditors,

Messrs. Jackson Huang and Michael Chang, of Deloitte & Touche.

2.	The 2007 Business Report, independent auditors’ audit report, and the above-mentioned Financial Statements were attached hereto as Attachments I, IV and V.

3.	Please accept the above-mentioned Business Report and Financial Statements.
Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the 2007 Business Report and Financial Statements be and hereby were accepted as submitted.
II.	A proposal to approve the distribution of 2007 profits was submitted at the meeting for discussion and approval. (Proposed by the Board of Directors)
Explanatory Notes:	1.	The proposed profit distribution was allocated from 2007 Retained Earnings Available for Distribution. Each common share holder would be entitled to receive a cash dividend of NT$3 per share, and a stock dividend of 2 shares for each 1,000 shares held by such shareholders. In addition, each common share holder would be entitled to receive, for each 1,000 shares held, 3 shares from the proposed capitalization of capital surplus to be discussed in the next resolution; and, together with the 2 shares of stock dividend as mentioned above, 5 shares in total for each 1,000 shares held by such shareholder. If the above-mentioned distributions included any fractional shares which were less than one full share, the shareholders concerned may arrange for pooling together their fractional shares to form one full share and register the same within 5 days after the record date. For the fractional shares which could not be pooled, the distribution would be made in the form of cash rounded to the nearest dollar amount calculated at par value. Such fractional shares would be purchased by persons arranged by the Chairman as authorized by the Board of Directors of TSMC.

The total amount of outstanding common shares might change and the ultimate cash and stock to be distributed to each common share might need to be adjusted accordingly should TSMC subsequently repurchase its common shares or issue new common shares to its employees as a result of their exercising of stock options. It was proposed that the Chairman of the Board of Directors of TSMC be authorized to adjust the cash and stock to be distributed to each common share based on the total amount of profits resolved to be distributed and capital surplus resolved to be capitalized, and the number of actual outstanding common shares on the record date for distribution.
2.	The 2007 Profit Allocation Proposal was attached hereto as Attachment VI.
(Questions raised by the shareholders and the management’s responses were omitted)

Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:

RESOLVED, that the above proposals be and hereby were approved as proposed.

III.	A proposal to approve the capitalization of 2007 dividends, 2007 employee profit sharing, and capital surplus was submitted at the meeting for discussion and approval. (Proposed by the Board of Directors)
Explanatory Notes:	1.	For purposes of machine purchase and production capacity expansion, it was proposed that TSMC’s capital stock be increased by capitalizing (i) capital surplus generated from the excess of the issue price over the par value of capital stock in the amount of NT$ 768,813,120; and (ii) the stock dividends to shareholders of NT$512,542,080 and employee profit sharing (in stock) of NT$3,939,883,080, allocated from 2007 Retained Earnings Available for Distribution.
2.	The total amount of capital stock increase should be NT$5,221,238,280 and 522,123,828 common shares, at par value of NT$10 per share, should be issued for such capital increase.

3.	The shareholder’s rights and obligations of the new shares were the same as those of the existing shares. After being approved by the governmental authority in charge, the new shares would be distributed on a record date to be determined by the Board of Directors or its designee(s).

4.	As of April 15, 2008 (the first day of book-close period for registration of share transfer before the Annual General Shareholders’ Meeting), the number of exercisable shares of employees’ stock options that TSMC granted was approximately 38,835,000 shares. In accordance with TSMC’s Employee Stock Option Plans, TSMC had to adjust upwards the number of outstanding employees’ stock options in proportion to the proposed capital increase. It was estimated that the number of such additional employees’ stock options was approximately 791,000 shares.

5.	Since the additional employees’ stock options were

issued in proportion to the increase of capital stock, it should not cause any material impact to the shareholders’ interest. There were sufficient common shares reserved in the Articles of Incorporation for granting the aforesaid additional employees’ stock options.
Upon solicitation of comments by the Chairman, there was no objection voiced and the resolution was adopted unanimously by the shareholders present:
RESOLVED, that the capitalization of 2007 dividends, 2007 employee profit sharing, and capital surplus be and hereby were approved as proposed.
D.	Special Motion

There being no other business and special motion, upon a motion duly made and seconded, the meeting was adjourned.

ATTACHMENT I
Business Report
In 2007, TSMC delivered its 6th consecutive annual growth in revenue since 2001. Although we saw weakened demand in the first quarter as customers worked down inventories, our revenue recovered in the following quarters with rising utilization rates and improving profitability quarter over quarter.
Due to customers’ inventory correction that took place in early part of 2007, growth of the pure-play foundry segment of the semiconductor industry for the year was essentially flat, lagging the global semiconductor industry’s estimated 4% growth. Nevertheless, in our 20th year as a public company, TSMC continued to enjoy a market share of about 50% in the pure-play foundry segment it created, and announced several major operational and technological developments. More importantly, better capital discipline in 2008 along with increasing capital productivity and operating efficiencies should put us in a stronger position for continued growth and higher profitability in future years.
Financial Results
Revenue for 2007 totaled NT$322.63 billion, a 1.6 percent increase compared with NT$317.41 billion in 2006. Net income was NT$109.18 billion, a decrease of 14 percent compared with net income of NT$127.01 billion earned in 2006. Diluted earnings per share decreased 15.8% to NT$4.14, compared with NT$4.92 for 2006. In US dollars, TSMC revenue for 2007 increased 0.7% to US$9.83 billion, while net income declined 15% to US$3.23 billion. Although TSMC registered another revenue record in 2007, a lower average utilization rate and a larger decline in average selling price than in 2006 contributed to the decrease in earnings.
Among other highlights in 2007, TSMC achieved:
• Total average billing utilization of 93%
• Average gross profit margin of 44.1%
• Average operating profit margin of 34.6%
During the year, TSMC shipped more than 8 million eight-inch equivalent wafers, representing about 7.5% of global IC wafer shipments.
Technology Innovations
TSMC continues to lead the semiconductor industry by pushing the boundaries of advanced technology. Our investment and long-term commitment in advanced technology development helps enable our customers to bring their leading-edge products first to market. In early 2007, TSMC delivered the foundry segment’s first functional 65-nanometer embedded DRAM for customer product. In September of the same year, TSMC completed 45-nanometer technology qualification and entered production. In December, we announced, at the IEEE International Electron Devices Meeting in Washington DC, our development of the first 32-nanometer technology and the proven functionality of the test chip. Customers continue to move toward our more powerful and efficient 65nm and 45nm technologies. In 2007, we have increased our market share at the 65nm node and further solidified our leadership in advanced technologies. Meanwhile, the number of customers we have engaged in discussions for TSMC’s 45nm technology is higher at this stage than we experienced for 65nm at the same ramp point.
Awards
In 2007, TSMC continued to receive recognition and awards from around the world as a corporate role model. Among the numerous media surveys conducted in 2007, FinanceAsia, Corporate Governance Asia, The Asset Magazine, and the IR Magazine all have awarded TSMC as the Best Corporate Governance, while FinanceAsia has also chosen TSMC as the Best Managed Company with the Best CFO and the Best Investor Relations in the Taiwan region. IR Magazine also awarded TSMC with the Grand Prix for Best Overall Investor Relations, Best Investment Meetings, Best IR by a CEO, and Best IR Officer. CommonWealth Magazine voted us the Most Admired Company for the 11th consecutive time and also awarded us with Excellence in Corporate Social Responsibility.
Corporate Development
The Company and Royal Philips Electronics announced in March 2007 a four-phased plan to facilitate an orderly exit by Philips from its TSMC shareholding. In the third phase of the program completed on December 31, 2007, the Company had repurchased a total of 800 million of its common shares over the open market from the Taiwan Stock Exchange, accounting for approximately 3.03% of its total outstanding shares, at an average price of NT$60.58 per share. The repurchased shares will be cancelled.
TSMC increased to 37 percent its ownership of outstanding shares of Vanguard International Semiconductor Corporation. We expect the investment will strengthen the Company’s business alliance with Vanguard and advance our eight-inch wafer strategy.
Starting in 2008, Taiwan accounting rules require the expensing of employee profit sharing in the Company’s financial statements. TSMC took an early leadership position by announcing in November 2006 a change in its profit sharing mechanism in order to better balance the interests of TSMC’s employees and its shareholders. As we informed the market as well as our employees at that time, employee profit sharing for the year 2008 will be at 15% of 2008’s net income, and the Company will start accruing such an amount in each quarter beginning the first quarter of 2008.
Outlook
As we begin our 21st year, management anticipates the global semiconductor market should grow by a mid- single digit rate in 2008, and that the foundry segment in general, and TSMC in particular, should grow by more than that.
While much depends on macro-economic developments globally, our 2008 results will benefit from the capacity that we have already built over the years along with improvements in capital productivity and operating efficiency. We are focused on balancing capacity installation with anticipated demand to maintain high utilization rates, which will have a positive impact on return on investment. Given TSMC’s 2008 capacity plan, which represents an annual capacity increase of 12.7%, we expect the capital intensity ratio, defined as capital expenditure as a percentage of sales, will be lower this year. We are also focusing on pricing so that it will reflect the true value proposition that TSMC’s products and services represent to our customers.
The semiconductor competitive landscape will continue to transform itself as the costs associated with designing and producing advanced technology continues to grow. Customers and suppliers are today dealing with new processes and new materials as complex and costly as they are powerful. All of us at TSMC will continue to commit ourselves to enabling our customers’ success and increasing our shareholders’ value throughout 2008 and beyond.

ATTACHMENT II
Audit Committee’s Report
The Board of Directors has prepared the Company’s 2007 Business Report, Financial Statements, and proposal for allocation of profits. The CPA firm of Deloitte & Touche was retained to audit TSMC’s Financial Statements and has issued an audit report relating to the Financial Statements. The Business Report, Financial Statements, and profit allocation proposal have been reviewed and determined to be correct and accurate by the undersigned, the Audit Committee members of Taiwan Semiconductor Manufacturing Company Limited. According to Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Law, we hereby submit this report.
Taiwan Semiconductor Manufacturing Company Limited

Independent Director	Sir Peter Leahy Bonfield

Independent Director	Lester Carl Thurow

Independent Director	Stan Shih

Independent Director	Carleton (Carly) S. Fiorina
March 12, 2008

ATTACHMENT III
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
RULES AND PROCEDURES OF BOARD OF DIRECTORS MEETINGS
Article 1 (Scope of the Rules and Procedures)
Unless relevant laws and regulations or the Company’s Articles of Incorporation provide otherwise, the Company’s Board of Directors meetings (“Board Meetings”) shall be conducted in accordance with the Rules and Procedures of Board of Directors Meetings (the “Rules and Procedures”).
Article 2 (Convention and Chairman of Board Meetings)
Board Meetings shall be held at least once every quarter but may be held at any time in case of urgent circumstances.
Board Meetings shall be convened and presided over by the Chairman of the Board of Directors. However, the first meeting of every term of the newly elected Board of Directors shall be convened and presided over by the Director who has received the largest number of votes after such election; if there are two or more persons with such convening rights, they shall elect from amongst themselves one person to convene and preside over the meeting.
In case the Chairman of the Board of Directors is on leave or unable to exercise his powers for any cause, the Vice Chairman of the Board of Directors shall act on his behalf. If the Vice Chairman is also on leave or unable to exercise his powers for any cause, the Chairman shall appoint a Director to act on his behalf. In the absence of such an appointee, the Directors shall elect from amongst themselves one person to act on the behalf of the Chairman.
Article 3 (Place and Time of Board Meetings)
Board Meetings shall be held at the head office and during the office hours of the Company or at any other appropriate place and time convenient for the Directors to attend.
Article 4 (Designated Secretariat, Meeting Notices, and Meeting Materials)
The subject matters of Board Meetings shall be decided by the Chairman of the Board of Directors. The Board secretariat shall conduct the drafting of meeting agendas and minutes,

and handle other administrative matters related to Board Meetings, and reports to the Chairman of the Board of Directors. The Company’s Board secretariat shall be appointed by the Chairman of the Board of Directors.
Board Meetings shall be convened upon written notices sent to all Directors fourteen days prior to the date of the meeting, specifying the date and place of the meeting and attaching the meeting agenda and related materials. Notices shall be written in both the Chinese language and the English language. However, Board Meetings may be convened at any time without such prescribed notices in case of urgent circumstances. Any Director attending the meeting in person shall be deemed to have received such meeting notice.
If the Directors consider meeting materials to be insufficient, they may request the Board secretariat to provide supplemental materials in advance. If the Directors consider meeting materials to be insufficient during the meeting, the meeting may be postponed upon a resolution of the Board of Directors.
Except for any urgent circumstances or legitimate reasons, the material matters listed below should be included in the meeting agenda in advance and may not be presented as special motions:
1.	The Company’s business plans;

2.	Annual and semi-annual financial statements;

3.	Adoption or amendment of an internal control system;

4.	Adoption or amendment of procedures for acquisition or disposal of assets, financial derivatives transactions, lending funds to other parties, or providing endorsement or guarantees for other parties;

5.	Material transactions of assets or financial derivatives; material monetary loans, endorsements or guarantees;

6.	Offering, issuance, or private placement of any equity-type securities;

7.	Appointment or discharge of CFO, Controller, or head of internal auditor; and

8.	Any other matters that shall be resolved by the Shareholders’ Meeting or Board Meeting as required by relevant laws and regulations or the Company’s Articles of Incorporation, or that are deemed to be material by the regulatory authorities.
Article 5 (Subject Matters of Board Meetings)
The agenda of regular Board Meetings shall include at least the following items:
1.	Report items:
(1)	The meeting minutes of the preceding meeting;

(2)	Material business and financial reports;

(3)	Internal audit matters reports; and

(4)	Other important matters report, including the report on implementation status of previous resolutions.
2.	Discussion items:
(1)	Discussion items reserved by the preceding meeting; and

(2)	Discussion items of the current meeting.
3.	Special motions
Article 6 (Attendance Signing Booklet and Proxies)
A signing booklet shall be provided at every Board Meeting for the attending Directors to sign in. The Directors shall attend Board Meetings in person. If unable to attend, a Director may appoint another Director to attend on his behalf by proxy which specifies the scope of authorization; any appointee shall not act as proxy for more than one Director. Any Director attending the meeting via video conference shall be deemed to have attended the meeting in person but shall sign an attendance card and send it to the Board secretariat via facsimile in lieu of signing on the attendance signing booklet.
With respect to the discussion of matters specified under Article 14-3 of the Securities and Exchange Act, Independent Directors shall attend the Board Meetings in person; if an Independent Director is unable to attend a Board Meeting in person and wishes to delegate his/her rights, he/she can only delegate another Independent Director to attend on his/her behalf. Any dissenting opinion or abstention by Independent Directors shall be recorded in the Board Meetings minutes. If Independent Directors are unable to attend Board Meetings in person to express their dissenting opinion or abstention, except for legitimate reasons, they shall submit a written statement in advance to be recorded in the Board Meetings minutes.
Article 7 (Convention of Board Meetings)
If half or more of the Directors are not yet present at the scheduled time for a Board Meeting, the Chairman may postpone the time of the meeting. The postponements shall be limited to twice at the most. If after two postponements no quorum can yet be constituted, the Chairman may reconvene the meeting pursuant to the procedures under Article 4 of the Rules and Procedures.

Article 8 (Other Attendants)
Depending on the subject matters of proposed resolutions, relevant managerial personnel may be invited to present at Board Meetings to assist the Directors in understanding the Company’s current conditions so that they can make appropriate resolutions. In addition, CPAs, legal counsels, or other professional personnel may be invited to the meetings to provide professional opinions for the Board of Directors’ reference.
Article 9 (Discussion of Proposed Resolutions)
In principle, the discussion of proposed resolutions at a Board Meeting shall proceed in accordance with the agenda attached to the meeting notice. However, if no objection is voiced by any Director present at the meeting or with more than half of the attending Directors’ consent, the Chairman may make changes. Unless otherwise resolved at the meeting, the Chairman cannot announce adjournment of the meeting before all the discussion items (including special motions) listed in the above agenda are resolved.
In the process of a Board Meeting, if the number of Directors present at the meeting become fewer than half of the Directors originally attending the meeting, the Chairman shall announce a temporary adjournment of the meeting upon a motion made by any Director present at the meeting, and Article 7 of the Rules and Procedures applies mutatis mutandis to such case.
During a meeting, the Chairman may, at his discretion, set time for intermission or negotiation.
Article 10 (Voting)
The Chairman may announce to end the discussion of any resolution and go into voting if the Chairman deems it appropriate for voting.
Resolutions shall be deemed adopted if no objection is voiced by any of the attending Directors after solicitation by the Chairman. If objection is voiced after solicitation by the Chairman, such resolution shall be voted. Except otherwise specified in applicable laws and regulations, a resolution shall be adopted by a majority of those Directors present at a meeting attended by a majority of all Directors. If there is an amendment to or substitute for a proposed resolution, the Chairman shall decide the sequence of voting for such proposed resolution and the amendment or substitute. If any one of them has been adopted, the others shall be deemed vetoed and no further voting is required. The result of voting shall be announced at the meeting and placed on record.
The method of voting shall be one of the following as determined by the Chairman:

1.	By showing of hands;

2.	By voicing votes; or

3.	By casting ballots. The Chairman shall appoint person(s) to monitor the voting process and person(s) to count the ballots; and the person(s) appointed to monitor the voting process should be a Director.
Article 11 (The Recusal of Conflict-Interested Directors)
If a Director or the judicial person the Director represents has a personal interest in the matter under discussion at the meeting, which may impair the interest of the Company, the Director may make statements or answer inquiries, but the Director shall not join the discussion and voting of such matter. The Director shall recuse himself/herself when the matter is being discussed and resolved; nor shall the Director exercise voting right on behalf of another Director.
Article 12 (Meeting Items to be Recorded and Signed)
The resolutions of every Board Meeting shall be recorded in the meeting minutes. The meeting minutes shall accurately record the following items:
1.	The term (or year), place, and time of the meeting;

2.	The name of the chairman;

3.	The attendance situation of the Directors, including the names and numbers of those who are present, on leave, and absent;

4.	The names and titles of the other attendants;

5.	The name of the recorder;

6.	Report items;

7.	Discussion items: the voting method and the result of each proposed resolution; the summary of opinion by the Directors, experts, and other personnel; any dissenting opinion or abstention with a written statement; any written statement provided by the Independent Directors pursuant to Paragraph 2 of Articles 6 of the Rules and Procedures;

8.	Special motions: the names of the persons proposing the special motions; the voting method and the result of each proposed resolution; the summary of opinion by the Directors, experts, and other personnel; any dissenting opinion or abstention with a written statement; and

9.	Other items that shall be recorded.
Meeting minutes shall be signed or chopped by the chairman of the meeting and the recorder, distributed to each Director within twenty days after the meeting, and carefully kept as the Company’s important file throughout the life of the Company. The attendance signing booklet of a Board Meeting shall be part of the meeting minutes and be permanently retained throughout the life of the Company. The recording and distribution of meeting minutes may be performed by means of electronic transmission.
Article 13 (Tape-recording of Board Meeting Process)
The process of a Board Meeting regarding the subject matters specified in Article 5 of the Rules and Procedures shall be fully tape-recorded and retained for five years in a method that may be encrypted. If litigation occurs regarding any matter resolved by the Board of Directors before the above retention period expires, the relevant recording tapes shall continue to be retained until the litigation is concluded, and the above mentioned five-year rule shall not be applicable.
If a Board Meeting is held via video conference, the video and recording tapes shall be part of the meeting minutes and be permanently retained throughout the life of the Company.
Article 14 (Cancellation of Board Meetings)
In the case of special circumstances where a scheduled Board Meeting of the Company must be cancelled after meeting notices have been sent to the Directors, the meeting may be cancelled if the person with convening right notifies the Directors in writing at least three days prior to the scheduled meeting date. In the case of urgent circumstances where the scheduled Board Meeting must be cancelled and it is impossible to notify the Directors prior to the time specified above, the meeting may be cancelled if the person with convening right notifies the Directors by telephone or other means at least three hours prior to the scheduled meeting time and confirms that each Director has received such notice.
Article 15 (Delegation of the Board of Directors)
The Chairman of the Board of Directors shall act on behalf of the Board of Directors pursuant to the Company’s objectives when the Board of Directors is not in session. In case the Chairman of the Board of Directors is unable to exercise his powers for any cause, the Vice Chairman of the Board of Directors or another Director shall act for him according to the Company’s Articles of Incorporation and Article 208 of the Company Law.
Article 16 (Effective Date and Amendment)
These Rules and Procedures shall be effective from January 1, 2007. Any amendment to these Rules and Procedures shall be approved by the Board of Directors.

ATTACHMENT IV
INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
We have also audited, in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2007 and 2006, and have expressed an unqualified opinion on the consolidated financial statements.
January 10, 2008
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$72,422,102	13	$100,139,709	17
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	42,083	—	44,601	—
Available-for-sale financial assets (Notes 2, 3 and 6)	22,267,223	4	25,967,061	5
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 24)	26,701,648	5	16,869,509	3
Notes and accounts receivable	17,911,328	3	16,278,164	3
Allowance for doubtful receivables (Notes 2 and 8)	(688,972)	—	(690,931)	—
Allowance for sales returns and others (Notes 2 and 8)	(3,856,685)	—	(2,751,065)	—
Other receivables from related parties (Note 24)	525,308	—	449,266	—
Other financial assets	331,698	—	653,460	—
Inventories, net (Notes 2 and 9)	20,987,142	4	19,152,214	3
Deferred income tax assets (Notes 2 and 17)	5,268,000	1	7,832,000	1
Prepaid expenses and other current assets	861,465	—	1,221,199	—

Total current assets	174,299,286	32	193,676,010	34

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)
Investments accounted for using equity method	113,048,081	21	101,044,356	18
Available-for-sale financial assets	1,397,186	—	6,647,511	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	748,160	—	712,843	—

Total long-term investments	123,891,153	23	137,378,205	24

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	101,907,892	18	96,961,851	17
Machinery and equipment	589,131,625	107	527,850,728	92
Office equipment	9,167,107	2	8,659,225	2

	700,206,624	127	633,471,804	111
Accumulated depreciation	(486,725,019)	(88)	(417,467,250)	(73)
Advance payments and construction in progress	21,082,953	4	12,230,805	2

Net property, plant and equipment	234,564,558	43	228,235,359	40

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2 and 13)	7,172,413	1	5,593,068	1

Total intangible assets	8,740,169	1	7,160,824	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	7,241,933	1	5,761,127	1
Refundable deposits	2,741,538	—	1,306,234	—
Others (Note 2)	293,986	—	67,145	—

Total other assets	10,277,457	1	7,134,506	1

TOTAL	$551,772,623	100	$573,584,904	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$247,646	—	$10,751	—
Accounts payable	9,485,818	2	6,143,679	1
Payables to related parties (Note 24)	2,999,630	—	3,326,916	1
Income tax payable (Notes 2 and 17)	10,977,963	2	7,850,418	1
Accrued expenses and other current liabilities (Note 15)	14,700,013	3	7,903,867	1
Payables to contractors and equipment suppliers	5,389,740	1	10,669,523	2
Current portion of bonds payable (Note 14)	—	—	7,000,000	1

Total current liabilities	43,800,810	8	42,905,154	7

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	3	12,500,000	2
Other long-term payables (Note 15)	1,501,462	—	1,271,896	—
Other payables to related parties (Notes 24 and 26)	—	—	403,375	—

Total long-term liabilities	14,001,462	3	14,175,271	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,657,679	1	3,530,116	1
Guarantee deposits (Note 26)	2,240,677	—	3,809,961	1
Deferred credits (Notes 2 and 24)	980,593	—	1,183,118	—

Total other liabilities	6,878,949	1	8,523,195	2

Total liabilities	64,681,221	12	65,603,620	11

CAPITAL STOCK — NT$10 PAR VALUE
Authorized: 28,050,000 thousand shares in 2007
27,050,000 thousand shares in 2006
Issued: 26,427,104 thousand shares in 2007
25,829,688 thousand shares in 2006	264,271,037	48	258,296,879	45

CAPITAL SURPLUS (Notes 2 and 19)	53,732,682	10	54,107,498	10

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	8
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	161,828,337	29	152,778,079	26

	218,864,571	39	197,124,532	34

OTHERS (Notes 2, 3, 21 and 23)
Cumulative translation adjustments	(1,072,853)	—	(1,191,165)	—
Unrealized gains on financial instruments	680,997	—	561,615	—
Treasury stock: 834,096 thousand shares in 2007
33,926 thousand shares in 2006	(49,385,032)	(9)	(918,075)	—

	(49,776,888)	(9)	(1,547,625)	—

Total shareholders’ equity	487,091,402	88	507,981,284	89

TOTAL	$551,772,623	100	$573,584,904	100

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$319,167,299		$319,210,148

SALES RETURNS AND ALLOWANCES (Note 2)	5,519,655		5,328,513

NET SALES	313,647,644	100	313,881,635	100

COST OF SALES (Notes 18 and 24)	176,223,224	56	164,163,235	52

GROSS PROFIT	137,424,420	44	149,718,400	48

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	265,106	—	—	—

REALIZED GROSS PROFIT	137,159,314	44	149,718,400	48

OPERATING EXPENSES (Notes 18 and 24)
Research and development	15,913,834	5	14,601,385	5
General and administrative	7,660,776	3	7,190,422	2
Marketing	1,332,657	—	1,626,734	1

Total operating expenses	24,907,267	8	23,418,541	8

INCOME FROM OPERATIONS	112,252,047	36	126,299,859	40

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net (Notes 2 and 10)	5,468,230	2	5,526,727	2
Interest income (Note 2)	2,634,636	1	3,382,868	1
Settlement income (Note 26)	985,114	—	967,506	1
Technical service income (Notes 24 and 26)	712,162	—	670,297	—
Rental income (Note 24)	368,748	—	224,281	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	305,201	—	596,459	—
Foreign exchange gain, net (Note 2)	71,128	—	—	—
Valuation gain on financial instruments, net (Notes 2, 5 and 23)	—	—	33,850	—
Others (Note 24)	289,479	—	194,739	—

Total non-operating income and gains	10,834,698	3	11,596,727	4

NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss (Note 26j)	1,008,635	—	—	—
Interest expense	584,736	—	661,200	—
Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 23)	413,809	—	1,623,882	1
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

Valuation loss on financial instruments, net (Notes 2, 5, and 23)	$239,413	—	$—	—
Loss on disposal of property, plant and equipment and other assets (Note 2)	4,814	—	240,985	—
Foreign exchange loss, net (Note 2)	—	—	412,726	—
Others	83,932	—	151,294	—

Total non-operating expenses and losses	2,335,339	—	3,090,087	1

INCOME BEFORE INCOME TAX	120,751,406	39	134,806,499	43

INCOME TAX EXPENSE (Notes 2 and 17)	(11,574,313)	(4)	(7,550,582)	(2)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,177,093	35	127,255,917	41

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	—	—	(246,186)	—

NET INCOME	$109,177,093	35	$127,009,731	41

	2007		2006
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$4.58	$4.14	$5.10	$4.82

Diluted earnings per share	$4.58	$4.14	$5.09	$4.81

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2007	2006

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	$109,278,855	$127,338,237

NET INCOME	$109,278,855	$127,092,051

EARNINGS PER SHARE (NT$)
Basic earnings per share	$4.14	$4.81

Diluted earnings per share	$4.14	$4.81

The accompanying notes are an integral part of the financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

								Others
				Retained Earnings					Unrealized
	Capital Stock			Legal	Special			Cumulative	Gain on		Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Translation	Financial	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Equity

BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$445,630,349

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	127,009,731
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187,095	—	—	—	—	—	—	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)
Issuance of stock from exercising stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	575,197
Cash dividends received by subsidiaries from the Company	—	—	82,320	—	—	—	—	—	—	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	242,248	—	242,248
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	319,367	—	319,367

BALANCE, DECEMBER 31, 2006	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	507,981,284

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—
Cash dividends to shareholders — NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—	(77,489,064)
Stock dividends to shareholders — NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	109,177,093
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	(28,639)
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312
Issuance of stock from exercising stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	436,827
Cash dividends received by subsidiaries from the Company	—	—	101,762	—	—	—	—	—	—	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	24,325	—	24,325
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	95,057	—	95,057
Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)

BALANCE, DECEMBER 31, 2007	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$487,091,402

The accompanying notes are an integral part of the financial statements.

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$109,177,093	$127,009,731
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,820,579	66,699,455
Unrealized gross profit from affiliates	265,106	—
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss (gain) on disposal of available-for-sale financial assets, net	(271,094)	485
Equity in earnings of equity method investees, net	(5,468,230)	(5,526,727)
Dividends received from equity method investees	677,147	626,367
Gain on disposal of investments accounted for using equity method investees, net	—	(26,031)
Gain on disposal of financial assets carried at cost, net	—	(212)
Loss on impairment of financial assets carried at cost	—	36,608
Gain on disposal of property, plant and equipment and other assets, net	(300,387)	(355,474)
Deferred income tax	1,083,194	179,828
Loss on idle assets	—	44,072
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	239,413	1,112,776
Receivables from related parties	(9,832,139)	4,181,095
Notes and accounts receivable	(1,633,164)	4,313,654
Allowance for doubtful receivables	(1,959)	(285,413)
Allowance for sales returns and others	1,105,620	(1,518,904)
Other receivables from related parties	(76,042)	985,419
Other financial assets	321,762	(99,109)
Inventories	(1,834,928)	(2,894,259)
Prepaid expenses and other current assets	359,734	(49,426)
Increase (decrease) in:
Accounts payable	3,342,139	(1,908,427)
Payables to related parties	(327,286)	(612,381)
Income tax payable	3,127,545	4,034,530
Accrued expenses and other current liabilities	1,259,738	157,262
Accrued pension cost	127,563	68,724
Deferred credits	72,747	(95,745)

Net cash provided by operating activities	174,116,992	196,080,297

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(9,547,253)	(98,679,832)
Held-to-maturity financial assets	—	(18,554,027)
Investments accounted for using equity method	(7,358,685)	(5,515,466)
Financial assets carried at cost	(36,333)	(12,940)
Property, plant and equipment	(81,303,047)	(77,215,811)
		(Continued )

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
Proceeds from disposal or redemption of:
Available-for-sale financial assets	$18,844,520	$73,212,019
Held-to-maturity financial assets	17,325,120	10,410,000
Financial assets carried at cost	—	71,191
Investments accounted for using equity method	—	37,946
Property, plant and equipment and other assets	54,509	1,277,729
Proceeds from return of capital by investees	433,551	162,354
Increase in deferred charges	(2,685,610)	(1,272,355)
Increase in refundable deposits	(1,435,304)	(1,222,592)
Increase in other asset	(232,575)	—

Net cash used in investing activities	(65,941,107)	(117,301,784)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bonds payable	(7,000,000)	—
Increase (decrease) in guarantee deposits	(1,569,284)	917,016
Cash dividends	(77,489,064)	(61,825,061)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	—
Proceeds from exercise of employee stock options	436,827	575,197

Net cash used in financing activities	(135,893,492)	(64,022,387)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,717,607)	14,756,126

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	100,139,709	85,383,583

CASH AND CASH EQUIVALENTS, END OF YEAR	$72,422,102	$100,139,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$661,200	$661,200

Income tax paid	$7,330,401	$3,189,528

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$76,023,264	$79,026,104
Decrease (increase) in payables to contractors and equipment suppliers	5,279,783	(1,810,293)

Cash paid	$81,303,047	$77,215,811

Repurchase of treasury stock	$48,466,957	$—
Increase in accrued expenses and other current liabilities	(3,053,584)	—

Cash paid	$45,413,373	$—

		(Continued )

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006
NON-CASH INVESTING AND FINANCING ACTIVITIES
Current portion of bonds payable	$—	$7,000,000

Current portion of other payables to related parties (under payables to related parties)	$—	$688,591

Current portion of other long-term payable (under accrued expenses and other current liabilities)	$3,673,182	$617,892

Transfer of available-for-sale financial assets and other net assets to investments accounted for using equity method (Note 6)	$—	$39,687,637

The accompanying notes are an integral part of the financial statements.		(Concluded)

ATTACHMENT V
INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2007 and 2006, and the results of their consolidated operations and their consolidated cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
January 10, 2008
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Par Value)

	2007		2006
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$94,986,488	16	$117,837,192	20
Financial assets at fair value through profit or loss (Notes 2, 3 and 5)	1,632,387	—	1,206,854	—
Available-for-sale financial assets (Notes 2, 3 and 6)	66,688,368	12	67,523,858	12
Held-to-maturity financial assets (Notes 2 and 7)	11,526,946	2	8,510,823	2
Receivables from related parties (Note 25)	10,885	—	252,339	—
Notes and accounts receivable	47,204,126	8	34,957,650	6
Allowance for doubtful receivables (Notes 2 and 8)	(701,807)	—	(749,888)	—
Allowance for sales returns and others (Notes 2 and 8)	(4,089,035)	(1)	(2,870,802)	(1)
Other receivables from related parties (Note 25)	243,620	—	256,863	—
Other financial assets (Note 26)	1,515,527	—	2,356,542	1
Inventories, net (Notes 2 and 9)	23,862,260	4	21,430,728	4
Deferred income tax assets, net (Notes 2 and 18)	5,572,334	1	8,013,992	1
Prepaid expenses and other current assets	1,370,230	—	1,591,017	—

Total current assets	249,822,329	42	260,317,168	45

LONG-TERM INVESTMENTS (Notes 2, 3, 6, 7, 10 and 11)
Investments accounted for using equity method	22,517,289	4	15,000,891	2
Available-for-sale financial assets	1,400,691	—	6,648,485	1
Held-to-maturity financial assets	8,697,726	2	28,973,495	5
Financial assets carried at cost	3,845,619	1	3,272,280	1

Total long-term investments	36,461,325	7	53,895,151	9

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 26)
Cost
Land and land improvements	942,197	—	844,644	—
Buildings	118,640,027	21	112,595,124	19
Machinery and equipment	646,419,427	113	579,825,289	99
Office equipment	11,829,640	2	10,646,725	2
Leased assets	652,296	—	612,941	—

	778,483,587	136	704,524,723	120
Accumulated depreciation	(540,099,567)	(94)	(463,038,084)	(79)
Advance payments and construction in progress	21,868,167	4	12,607,551	2

Net property, plant and equipment	260,252,187	46	254,094,190	43

INTANGIBLE ASSETS
Goodwill (Note 2)	5,987,582	1	5,984,993	1
Deferred charges, net (Notes 2 and 13)	7,923,601	2	5,936,915	1

Total intangible assets	13,911,183	3	11,921,908	2

OTHER ASSETS
Deferred income tax assets, net (Notes 2 and 18)	7,313,283	1	5,802,142	1
Refundable deposits	2,777,769	1	1,331,245	—
Others	327,150	—	123,355	—

Total other assets	10,418,202	2	7,256,742	1

TOTAL	$570,865,226	100	$587,485,159	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 3 and 5)	$249,313	—	$10,864	—
Notes and accounts payable	11,574,882	2	7,934,388	1
Payables to related parties (Note 25)	1,503,376	1	1,867,728	—
Income tax payable (Notes 2 and 18)	11,126,128	2	7,946,473	2
Accrued expenses and other current liabilities (Notes 16 and 28)	17,714,763	3	11,328,350	2
Payables to contractors and equipment suppliers	6,256,732	1	10,768,591	2
Current portion of bonds payable and long-term liabilities (Notes 14, 15 and 26)	280,813	—	7,004,137	1

Total current liabilities	48,706,007	9	46,860,531	8

LONG-TERM LIABILITIES
Bonds payable (Note 14)	12,500,000	2	12,500,000	2
Long-term bank loans (Notes 15 and 26)	1,722,196	—	653,959	—
Other long-term payables (Notes 16 and 28)	9,409,978	2	8,703,267	2
Other payables to related parties (Notes 25 and 28)	—	—	403,375	—
Obligations under capital leases (Note 2)	652,296	—	612,941	—

Total long-term liabilities	24,284,470	4	22,873,542	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 17)	3,665,522	1	3,540,060	1
Guarantee deposits (Note 28)	2,243,009	—	3,817,132	1
Deferred credits (Notes 2 and 25)	1,236,873	—	1,177,138	—
Others	43,774	—	78,640	—

Total other liabilities	7,189,178	1	8,612,970	2

Total liabilities	80,179,655	14	78,347,043	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value
Authorized: 28,050,000 thousand shares in 2007
27,050,000 thousand shares in 2006
Issued: 26,427,104 thousand shares in 2007
25,829,688 thousand shares in 2006	264,271,037	46	258,296,879	44

Capital surplus (Notes 2 and 20)	53,732,682	9	54,107,498	9

Retained earnings (Note 20)
Appropriated as legal capital reserve	56,406,684	10	43,705,711	7
Appropriated as special capital reserve	629,550	—	640,742	—
Unappropriated earnings	161,828,337	28	152,778,079	26

	218,864,571	38	197,124,532	33

Others (Notes 2, 3, 22 and 24)
Cumulative translation adjustments	(1,072,853)	—	(1,191,165)	—
Unrealized gain on financial instruments	680,997	—	561,615	—
Treasury stock: 834,096 thousand shares in 2007
33,926 thousand shares in 2006	(49,385,032)	(8)	(918,075)	—

	(49,776,888)	(8)	(1,547,625)	—

Equity attributable to shareholders of the parent	487,091,402	85	507,981,284	86

MINORITY INTERESTS (Note 2)	3,594,169	1	1,156,832	—

Total shareholders’ equity	490,685,571	86	509,138,116	86

TOTAL	$570,865,226	100	$587,485,159	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 25)	$328,336,172		$322,883,499

SALES RETURNS AND ALLOWANCES (Note 2)	5,705,576		5,476,328

NET SALES	322,630,596	100	317,407,171	100

COST OF SALES (Notes 19 and 25)	180,280,385	56	161,597,081	51

GROSS PROFIT	142,350,211	44	155,810,090	49

OPERATING EXPENSES (Notes 19 and 25)
Research and development	17,946,322	5	16,076,432	5
General and administrative	8,963,836	3	8,716,653	3
Marketing	3,718,146	1	3,752,311	1

Total operating expenses	30,628,304	9	28,545,396	9

INCOME FROM OPERATIONS	111,721,907	35	127,264,694	40

NON-OPERATING INCOME AND GAINS
Interest income (Note 2)	5,651,700	2	4,542,149	2
Equity in earnings of equity method investees, net (Notes 2 and 10)	2,507,869	1	2,347,153	1
Settlement income (Note 28)	985,114	1	979,214	—
Gain on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	633,109	—	—	—
Technical service income (Notes 25 and 28)	590,391	—	571,500	—
Rental income (Note 25)	378,643	—	224,290	—
Subsidy income (Note 2)	364,321	—	334,478	—
Valuation gain on financial instruments, net (Notes 2, 5 and 24)	304,578	—	—	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 25)	91,210	—	421,051	—
Foreign exchange gain, net (Note 2)	80,922	—	—	—
Others (Note 25)	345,946	—	285,757	—

Total non-operating income and gains	11,933,803	4	9,705,592	3

NON-OPERATING EXPENSES AND LOSSES
Provision for litigation loss (Note 28k)	1,008,635	1	—	—
Interest expense	842,242	—	890,602	1
Loss on impairment of financial assets (Note 2)	54,208	—	279,690	—
Loss on disposal of property, plant and equipment (Note 2)	6,190	—	241,397	—
				(Continued	)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2007		2006
	Amount	%	Amount	%

Loss on settlement and disposal of financial instruments, net (Notes 2, 5 and 24)	$—	—	$798,610	—
Valuation loss on financial instruments, net (Notes 2, 5 and 24)	—	—	812,937	—
Foreign exchange loss, net (Note 2)	—	—	400,863	—
Others	102,409	—	183,979	—

Total non-operating expenses and losses	2,013,684	1	3,608,078	1

INCOME BEFORE INCOME TAX	121,642,026	38	133,362,208	42

INCOME TAX EXPENSE (Notes 2 and 18)	(11,709,626)	(4)	(7,773,711)	(2)

NET INCOME BEFORE CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	109,932,400	34	125,588,497	40

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES, NET OF TAX BENEFIT OF NT$82,062 THOUSAND (Note 3)	—	—	1,606,749	—

NET INCOME	$109,932,400	34	$127,195,246	40

ATTRIBUTABLE TO:
Shareholders of the parent	$109,177,093	34	$127,009,731	40
Minority interests	755,307	—	185,515	—

	$109,932,400	34	$127,195,246	40

	2007		2006
	Income Attributable to		Income Attributable to
	Shareholders of the Parent		Shareholders of the Parent
	Before	After	Before	After
	Income Tax	Income Tax	Income Tax	Income Tax
EARNINGS PER SHARE (NT$, Note 23)
Basic earnings per share	$4.59	$4.14	$5.11	$4.82

Diluted earnings per share	$4.58	$4.14	$5.10	$4.81

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent
								Others
									Unrealized
				Retained Earnings					Gain
	Capital Stock				Special			Cumulative	(Loss) on					Total
	Shares (in		Capital	Legal Capital	Capital	Unappropriated		Translation	Financial	Treasury			Minority	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Adjustments	Instruments	Stock	Total	Total	Interests	Equity

BALANCE, JANUARY 1, 2006	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$(640,742)	$—	$(918,075)	$(1,558,817)	$445,630,349	$608,359	$446,238,708

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	9,357,503	—	(9,357,503)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(1,585,685)	1,585,685	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	(3,432,129)	—	(3,432,129)
Bonus to employees — in stock	343,213	3,432,129	—	—	—	(3,432,129)	(3,432,129)	—	—	—	—	—	—	—
Cash dividends to shareholders — NT$2.50 per share	—	—	—	—	—	(61,825,061)	(61,825,061)	—	—	—	—	(61,825,061)	—	(61,825,061)
Stock dividends to shareholders — NT$0.15 per share	370,950	3,709,504	—	—	—	(3,709,504)	(3,709,504)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(257,410)	(257,410)	—	—	—	—	(257,410)	—	(257,410)
Capital surplus transferred to capital stock	370,950	3,709,504	(3,709,504)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2006	—	—	—	—	—	127,009,731	127,009,731	—	—	—	—	127,009,731	185,515	127,195,246
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	187,095	—	—	—	—	—	—	—	—	187,095	—	187,095
Translation adjustments	—	—	—	—	—	—	—	(550,423)	—	—	(550,423)	(550,423)	(126,206)	(676,629)
Issuance of stock from exercising employee stock options	14,550	145,496	429,701	—	—	—	—	—	—	—	—	575,197	—	575,197
Cash dividends received by subsidiaries from parent company	—	—	82,320	—	—	—	—	—	—	—	—	82,320	—	82,320
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	386,017	—	386,017	386,017	2,147	388,164
Equity in the valuation gain on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	175,598	—	175,598	175,598	—	175,598
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	487,017	487,017

BALANCE, JANUARY 1, 2007	25,829,688	258,296,879	54,107,498	43,705,711	640,742	152,778,079	197,124,532	(1,191,165)	561,615	(918,075)	(1,547,625)	507,981,284	1,156,832	509,138,116

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	12,700,973	—	(12,700,973)	—	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(11,192)	11,192	—	—	—	—	—	—	—	—
Bonus to employees — in cash	—	—	—	—	—	(4,572,798)	(4,572,798)	—	—	—		(4,572,798)	—	(4,572,798)
Bonus to employees — in stock	457,280	4,572,798	—	—	—	(4,572,798)	(4,572,798)	—	—	—	—	—	—	—
Cash dividends to shareholders— NT$3.00 per share	—	—	—	—	—	(77,489,064)	(77,489,064)	—	—	—		(77,489,064)	—	(77,489,064)
Stock dividends to shareholders— NT$0.02 per share	51,659	516,594	—	—	—	(516,594)	(516,594)	—	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(285,800)	(285,800)	—	—	—	—	(285,800)	—	(285,800)
Capital surplus transferred to capital stock	77,489	774,891	(774,891)	—	—	—	—	—	—	—	—	—	—	—
Net income in 2007	—	—	—	—	—	109,177,093	109,177,093	—	—	—	—	109,177,093	755,307	109,932,400
Adjustment arising from changes in percentage of ownership in equity method investees	—	—	(28,639)	—	—	—	—	—	—	—	—	(28,639)	31,862	3,223
Translation adjustments	—	—	—	—	—	—	—	118,312	—	—	118,312	118,312	(99,318)	18,994
Issuance of stock from exercising employee stock options	10,988	109,875	326,952	—	—	—	—	—	—	—	—	436,827	—	436,827
Cash dividends received by subsidiaries from parent company	—	—	101,762	—	—	—	—	—	—	—	—	101,762	—	101,762
Valuation gain on available-for-sale financial assets	—	—	—	—	—	—	—	—	241,821	—	241,821	241,821	19,487	261,308
Equity in the valuation loss on available-for-sale financial assets held by equity method investees	—	—	—	—	—	—	—	—	(122,439)	—	(122,439)	(122,439)	—	(122,439)
Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(48,466,957)	(48,466,957)	(48,466,957)	—	(48,466,957)
Increase in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	1,729,999	1,729,999

BALANCE, DECEMBER 31, 2007	26,427,104	$264,271,037	$53,732,682	$56,406,684	$629,550	$161,828,337	$218,864,571	$(1,072,853)	$680,997	$(49,385,032)	$(49,776,888)	$487,091,402	$3,594,169	$490,685,571

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$109,177,093	$127,009,731
Net income attributable to minority interests	755,307	185,515
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	80,005,395	73,715,242
Amortization of premium/discount of financial assets	(117,159)	2,399
Loss on impairment of financial assets	54,208	279,690
Gain on disposal of available-for-sale financial assets, net	(610,167)	(90,826)
Equity in earnings of equity method investees, net	(2,507,869)	(2,347,153)
Dividends received from equity method investees	625,130	614,567
Gain on disposal of financial assets carried at cost, net	(264,503)	(16,210)
Gain on disposal of property, plant and equipment and other assets, net	(85,020)	(179,654)
Deferred income tax	943,797	121,590
Loss on idle assets	—	44,072
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	(187,084)	340,176
Receivables from related parties	629,467	440,927
Notes and accounts receivable	(12,134,176)	8,124,625
Allowance for doubtful receivables	(48,126)	(230,706)
Allowance for sales returns and others	1,205,277	(1,446,611)
Other receivables from related parties	13,243	341,047
Other financial assets	842,136	(738,745)
Inventories	(2,226,106)	(3,702,425)
Prepaid expenses and other current assets	290,434	(170,576)
Increase (decrease) in:
Notes and accounts payable	3,218,255	(1,487,064)
Payables to related parties	(375,731)	(572,441)
Income tax payable	3,179,655	3,931,022
Accrued expenses and other current liabilities	913,872	862,428
Accrued pension cost	125,462	65,676
Deferred credits	343,878	(99,310)

Net cash provided by operating activities	183,766,668	204,996,986

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(87,550,197)	(119,291,685)
Held-to-maturity financial assets	—	(18,554,027)
Investments accounted for using equity method	(5,803,826)	(2,613,009)
Financial assets carried at cost	(911,323)	(511,632)
Property, plant and equipment	(84,000,985)	(78,737,265)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$94,908,666	$91,620,367
Held-to-maturity financial assets	17,325,120	10,410,000
Financial assets carried at cost	410,465	126,465
Property, plant and equipment and other assets	60,535	518,705
Increase in deferred charges	(3,059,155)	(1,414,742)
Increase in refundable deposits	(1,434,895)	(1,224,443)
Net cash paid for acquisition of subsidiaries	(404,445)	—
Increase in other assets	(228,747)	(52,086)

Net cash used in investing activities	(70,688,787)	(119,723,352)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank loans	(89,720)	(328,500)
Increase in long-term bank loans	653,000	—
Repayments of:
Bonds payable	(7,000,000)	—
Long-term bank loans	(196,173)	(5,489)
Increase (decrease) in guarantee deposits	(1,574,131)	920,702
Cash dividends	(77,387,302)	(61,742,741)
Cash bonus paid to employees	(4,572,798)	(3,432,129)
Bonus to directors and supervisors	(285,800)	(257,410)
Repurchase of treasury stock	(45,413,373)	—
Proceeds from exercise of employee stock options	436,827	575,197
Increase in minority interests	19,004	487,017

Net cash used in financing activities	(135,410,466)	(63,783,353)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(22,332,585)	21,490,281

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(518,119)	(136,796)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	117,837,192	96,483,707

CASH AND CASH EQUIVALENTS, END OF YEAR	$94,986,488	$117,837,192

SUPPLEMENTAL INFORMATION
Interest paid	$922,079	$951,450

Income tax paid	$7,585,727	$3,630,029

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006
(In Thousands of New Taiwan Dollars)

	2007	2006

INVESTING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$78,889,954	$80,675,310
Decrease (increase) in payables to contractors and equipment suppliers	5,111,031	(1,702,555)
Increase in other long-term payables	—	(235,490)

Cash paid	$84,000,985	$78,737,265

Repurchase of treasury stock	$48,466,957	$—
Increase in accrued expenses and other current liabilities	(3,053,584)	—

Cash paid	$45,413,373	$—

NONCASH FINANCING ACTIVITIES
Current portion of bonds payable and long-term liabilities	$280,813	$7,004,137

Current portion of other payables to related parties (under payables to related parties)	$—	$688,591

Current portion of other long-term payables and other liabilities (under accrued expenses and other current liabilities)	$3,735,875	$617,892

The Company acquired controlling interests in Xintec Inc. (Xintec) and Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of the two companies from the respective acquisition dates. Fair values of assets acquired and liabilities assumed were as follows:

Current assets	$3,101,718
Property, plant and equipment	2,339,546
Other assets	436,692
Current liabilities	(1,937,407)
Long-term liabilities	(701,855)

Net amount	$3,238,694

Purchase price for Xintec and Mutual-Pak	$1,413,585
Less: Cash balance of Xintec and Mutual-Pak at acquisition	(1,009,140)

Net cash paid for acquisition of Xintec and Mutual-Pak	$404,445

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ATTACHMENT VI
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
PROFIT ALLOCATION PROPOSAL
December 31, 2007

Unit: NT$
Net Income of 2007	109,177,093,082
Subtract:
— 10% Legal Reserve	10,917,709,308
Add:
— Reversal of Special Reserve	237,693,029
Retained Earnings in 2007 Available for Distribution	98,497,076,803
Add:
— Unappropriated Retained Earnings of Previous Years	52,651,245,122
Retained Earnings Available for Distribution as of December 31, 2007	151,148,321,925
Distribution Items:
— Bonus to Directors	176,889,955
— Employees’ Profit Sharing (in cash)	3,939,883,064
— Employees’ Profit Sharing (in stock)	3,939,883,080
— Cash Dividends to Common Share Holders (NT$3.0 per share)	76,881,311,145
— Stock Dividends to Common Share Holders (NT$0.02 per share at par value, i.e., 2 shares for each 1,000 shares owned)	512,542,080
Total Distribution	85,450,509,324
Unappropriated Retained Earnings	65,697,812,601

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: July 2, 2008	By	/s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer